05010096

GUS

Ref: PGC/ltop/adr220705

22 July 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 2 July to 21 July together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
2 JULY 2005 to 21 JULY 2005

COMPANIES HOUSE FILINGS		
4 July 2005	-	Forms 88(2) re allotment of shares
13 July 2005	-	Forms 88(2) re allotment of shares
21 July 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
20 June 2005	-	Lodging of Annual Report and Financial Statements 2005, Summary Financial Statement 2005 and Notice of Meeting *
20 July 2005	-	Trading update
21 July 2005	-	Block listing return

* omitted in error from the return on 1 July 2005

Exemption No
82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

4 July 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

SEC MAIL PROCESSING
RECEIVED
JUL 2 8 2005
WASH. D.C. 192 SECTION

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC MAIL PROCESSING RECEIVED JUN 2 8 2005 WASH, D.C. 192 SECTION

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,789		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,789
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,789

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/313	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,490	1,024	968
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	369		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

This form has been provided free of

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details		Shares and share class allotted	
Name	CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	12 TOKENHOUSE YARD, LONDON.	ORDINARY	996
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	ORDINARY	5,855
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

US plc

ttachment to Form 88(2)

LLOTMENT DATE : 16 JUNE 2005

tle	Forename(s)	Surname	Address					Shares Allotted
RS	KATHLEEN	GILPIN	48 BIRCH GROVE	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE	WF10 3PH	324
ISS	JULIE	LARKIN	99 WORDSWORTH AVENUE	NEWPORT PAGNELL	MILTON KEYNES	BUCKINGHAMSHIRE	MK16 8RH	814
RS	MAURA	O'DONOGHUE	59 BUCKINGHAM ROAD	HEATON MOOR	STOCKPORT	CHESHIRE	SK4 4RB	227
IR	ROBERT	TURNHAM	3 SAYERS GARDENS	CHILTERN PARK	BERKHAMSTED	HERTFORDSHIRE	HP4 1BT	3,454
IRS	MILDRED ELIZABET	WALLACE	16 BEECHGROVE CRESCENT	MANSE ROAD	CARNMONEY	COUNTY ANTRIM	BT36 6JG	1,036
lumber of Accounts:		**5**						**5,855**

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period	17	06	2005	20	06	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49,074	7,829	17,665
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 122,134
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 122,134

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 4-7-05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available,

PG Cooper, GUS plc, The Works

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	17	06	2005	20	06	2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	47,566		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4 – 7 – 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available,

PG Cooper, GUS plc, The Works

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,582	14,034	11,777
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	33,660
Name Mr Philip John Nolan Address 168 Central Avenue, Beeston, Nottingham NG9 2QU UK Postcode	Ordinary	733
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**34,393**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available,

PG Cooper, GUS plc, The Works

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27631	37038	16107
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	80276
Name Ms Charmeine Nichols Address Heron House Kelmarsh Road Aitchingworth Market Harborough Leics UK Postcode LE16 8JX	Ordinary	500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	80776

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the ...

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	125	290	134
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares Allotted Ordinary	Number allotted 549
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted Total	Number allotted 549

Please enter the number of continuation sheet(s) (if any) attached to this form : **1**

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

GUS plc
Attachment to Form 88(2)
ALLOTMENT DATE : 23 JUN 05

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	JAYNE ANN	ARNOLD	20 CARTMEL CLOSE	RUNCORN	CHESHIRE		WA7 4YS	41
MRS	ANGELA	BUTTERWORTH	4 BRETHERTON CLOSE	LEYLAND	LANCS		PR26 7XH	210
MISS	TERESA	MORRIS	2 LUNE WAY	DITTON	WIDNES	CHESHIRE	WA8 8YQ	69
MR	DEREK	NUTTALL	12 BROADWAY	IRLAM	MANCHESTER		M44 6BS	229
								549

Number of Accounts: 4

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which sh s were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	06	2005	24	06	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	46,682	1,732	46,833
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 97,648
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 97,648

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/440	Tel: 0870 836 4064
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which sh s were allotted
(If snares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	06	2005	24	06	2005

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,401		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.350		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address London UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 4 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/440 Tel: 0870 836 4064
DX number DX exchange

EXEMPTION NO

82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

13 July 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
WASH, D.C.
192

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC MAIL RECEIVED PROCESSING JUN 2 8 2005 WASH, D.C. 182 SECTION

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	37,133		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 37,133
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 37,133

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC /JW/235 Tel: 0870 836 4064

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	28	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33,053		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address: 20 Moorgate London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 31,270
Name: M/S Jean Abraham Address: 3/239 Greensborough Road, Macleod, Victoria 3085, Australia UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,783
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted: **TOTAL**	Number allotted: 33,053

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 30 - 06 - 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/497 Tel: 0870 836 4064
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,092		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 23,092
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 23,092

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13 Aug 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/535	Tel: 0870 836 4064
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Dat.. .r period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44,601		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

Lis. .he names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 39,365
Name Dr Richard Fiddis Address Greenways House, Temple Grafton, Stratford on Avon, Warwickshire UK Postcode B49 6NX	Class of shares allotted Ordinary	Number allotted 5,236
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 44,601

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 13 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/562 Tel: 0870 836 4064
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1311		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	12 TOKENHOUSE YARD,LONDON	ORDINARY	210
UK Postcode	EC2R 7AN		
Name	MR GARY SCOTT	Class of shares allotted	Number allotted
Address	3 THE PAVILIONS, ONGAR, ESSEX	ORDINARY	1,101
UK Postcode	CM5 0PX		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	1,311
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 13 JULY 2005

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number/SW/1602 DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

1 of 2

Shares allotted (including bonus shares):

)ate ... period during which
shares were allotted
*If shares were allotted on one date
enter that date in the "from" box.)*

	From Day	From Month	From Year	To Day	To Month	To Year
	07	07	2005			

:lass of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	679	2,645	2,043
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 5,367
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 5,367

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________ **Date** 13 JUN 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number	146575
:ompany name in full	GUS plc
	2 of 2

;hares allotted (including bonus shares):

)ate .. period during which
hares were allotted
*'f shares were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	07	07	2005			

:lass of shares *ordinary or preference etc)*	Ordinary		
\umber allotted	726		
\ominal value of each share	25p		
\mount (if any) paid or due on each Share *(including any share premium)*	648p		

.is. .e names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be :reated as paid up			

Consideration for which :he shares were allotted *'This information must be supported by 'he duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 726
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Total	Number allotted 726

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed [signature] **Date** 13 July 2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

ATTACHMENT TO FORM 88(2)

ALLOTMENT DATE : 7TH JULY 2005

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	MARILYN	ATHERTON	28 CAWFIELD AVE	WIDNES	CHESHIRE		WA8 7HG	332
MR	KEVIN JOHN	BUSH	LANE HOUSE	HALLFIELDGATE LANE SHIRLAND	ALFRETON DERBYSHIRE		DE55 6AA	997
MR	MICHAEL GRAHAM	DALE	2A HILLSIDE	LICHFIELD	STAFFORDSHIRE		WS14 9DQ	1,720
MR	MARK	HARRIS	7 THE PARAGON	OFF WANNOCK LANE	LOWER WILLINGDON	EASTBOURNE EAST SUSSEX	BN20 9SH	289
MR	BRIAN	LEE	24 ABBEY ROAD	BINGHAM	NOTTINGHAMSHIRE		NG13 8ED	212
MISS	JENNIFER M	RIGBY	9 SKELTON CLOSE	HARESFINCH	ST HELENS	MERSEYSIDE	WA11 9NP	1,152
MRS	JUANITA OLIVE	VARLEY	12 BYRON WAY	CAISTER ON SEA	GREAT YARMOUTH NORFOLK		NR30 5RW	82
MRS	SUSAN	WHARTON	330 LIVERPOOL ROAD	WIDNES	CHESHIRE		WA8 7HT	679
MISS	ROSEMARY	WORTLEY	1 CHAMPIONS WAY	HUDDESDON	HERTFORDSHIRE		EN11 9NG	630
								6,093

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

21 July 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

SEC MAIL RECEIVED PROCESSING JUL 2 8 2005 WASH DC SECTION

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	132		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.74		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address Citigroup Centre, Canada Square, Chanary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 132
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 132

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21 July 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/57 Tel: 0870 836 4064
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,765		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.530		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Mr. Andrew Needham Address 2 Upper Shelton Road Marston Moretaine Bedford UK Postcode MK43 0LT	Class of shares allotted Ordinary	Number allotted 1,765
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,765

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 16 JULY 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./DW5432 Tel: 0870 836 4064

88(2)

Return of Allotment of Shares

CHFP083

Company Number	**146575**
Company name in full	**GUS plc**
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
13	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,152	129	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	508p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	12 TOKENHOUSE YARD, LONDON	ORDINARY	129
UK Postcode	EC2R 7AN		
Name	MISS JAN CAMERON	Class of shares allotted	Number allotted
Address	29 CHITTYS WALK, KEENS PARK, GUILDFORD SURREY	ORDINARY	1,152
UK Postcode	GU3 3HW		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	1,281
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21-7-05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number/WRG/1710 DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	238		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.195		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address: Citigroup Centre, Canada Square, Chanary Wharf, London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 238
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 238

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21 AUG 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/940 Tel: 0870 836 4064
DX number DX exchange

News release

GUS

GUS plc
One Stanhope Gate
London W1K 1AF
Tel 020 7495 0070
Fax 020 7495 1567
www.gusplc.com

20 July 2005

GUS plc
First Quarter Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading.

John Peace, Group Chief Executive of GUS, said:

"We are delighted with Experian's strong start to the year, with sales up 27% at constant exchange rates, building on its three year record of double-digit sales growth. Although the UK retail environment remains very challenging, we are confident that all our businesses have clear strategies to deliver sustainable long-term growth."

Argos Retail Group (ARG)

% change in sales year-on-year

Three months to 30 June 2005		%
Argos	- total	2
	- like-for-like	(4)
Four months to 30 June 2005[1]		
Homebase	- total	1
	- like-for-like	(2)

1 Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter.

In the first quarter of the financial year, the non-food, non-clothing market in the UK continued to decline on a like-for-like basis. Argos and Homebase cannot be immune from this downturn in demand or from the higher cost inflation that retailers are facing. However, against this challenging background, both Argos and Homebase outperformed their markets in the first quarter.

Argos
Argos increased its sales by 2% in total in the first quarter. Of this, new stores contributed 6% while like-for-like sales declined by 4%. At 30 June 2005, Argos traded from 601 stores, with nine new stores opened in the quarter.

Compared to the same period last year, there were good performances from consumer electronics, white goods and toys, while housewares, garden ranges and jewellery were difficult. Gross margin was in line with last year, despite an adverse product mix and an increased take-up by consumers of promotional offers.

Argos Direct, the delivery to home operation, grew its sales by 6% in the first quarter and accounted for 26% of Argos' revenue. Sales via the Internet increased by 24%, representing 7% of total revenue. A further 6% of total sales was derived from Argos' "Check and Reserve" multi-channel ordering facilities.

The acquisition of 33 Index stores will complete tomorrow (21 July 2005), when the leases on the majority of the stores will transfer to Argos, enabling them to be re-fitted and re-branded during August and September. However, as already stated, the transitional costs will reduce profit by about £8m in the first half.

The Autumn/Winter 2005 catalogue will launch on 30 July. Compared to the 13,200 lines in the standard catalogue last year, this will offer about 17,700 lines to all customers as the Argos Extra extended ranges are made available in all stores and channels for the first time. Approximately 160 stores will now stock-in the additional lines, with the remaining stores offering customers the option to order-in the additional products for collection later from store.

Homebase
Much progress has been made in the last two years in improving the shopping experience at Homebase in areas such as customer service, stock availability, new ranges and better pricing. Although this requires continuing investment, these initiatives are enabling Homebase to take share in what remains a very difficult market.

In the four months to 30 June 2005, sales at Homebase increased by 1% in total. Of this, new stores contributed 3% while like-for-like sales declined by 2%. At 30 June 2005, Homebase traded from 288 stores, of which 122 had a mezzanine floor.

Certain core DIY ranges including tiling and flooring performed well, as did kitchens, furniture and horticulture. Other seasonal garden areas, mainly garden furniture, were weak. Gross margin was in line with last year.

Experian

% change in sales year-on-year for the three months to 30 June 2005

Continuing activities only	At actual exchange rates %	At constant exchange rates %
Experian North America	31	33
Experian International	22	21
Global Experian	26	27

Experian has delivered an exceptionally strong performance in the first quarter of the financial year. Total sales increased by 27% at constant exchange rates, driven by both organic growth (13%) and the contribution from acquisitions (14%). This performance results from continuing investment in new products, markets and businesses, reinforcing the strong market position of Experian.

Experian North America
In dollars, Experian North America's sales from continuing activities increased by 33% in the first quarter, or 20% excluding corporate acquisitions. There was double-digit organic growth in nearly all business units.

Credit sales were helped by strong market demand in credit profiles and prescreen activity, as well as contract wins in value added-products such as triggers, account management and scoring products. Strong organic sales growth from email marketing, database management and the automotive business underpinned the performance of Marketing. Experian has this month acquired Credit Data Services Inc, its largest affiliate bureau, based in Florida.

Experian Interactive saw further exceptional sales growth of about 50% excluding acquisitions. This was driven by the success of new products in both Consumer Direct and MetaReward, as well as increasing Internet usage by consumers. LowerMyBills.com and Affiliate Fuel, which were acquired in the first quarter, are trading in line with expectations.

The third phase of the roll out of the free credit report service, as required under the FACT Act, took effect from 1 June 2005. The cost recovery charge contributed nearly 3% to total sales growth in the quarter.

Experian International
Experian International, which accounts for about 45% of Experian's worldwide revenue, grew sales from continuing activities in the first quarter by 21% at constant exchange rates. Of this, 15% came from acquisitions, mainly QAS, a leading supplier of address management software acquired in October 2004, which is trading to plan. This business is winning significant contracts with the public sector, a key growth opportunity.

Excluding acquisitions, Experian International showed good growth in Credit, Marketing and Outsourcing. There was a strong performance in UK consumer credit information from traditional financial services clients, as well as increasing activity in authentication for the public sector. UK business credit information, Southern and Eastern Europe and email marketing were also strong.

Burberry

GUS has a 66% stake in Burberry Group plc. The following summarises the latter's Trading Update released on 13 July 2005.

% change in sales year-on-year for the three months ended 30 June 2005

	%
At actual exchange rates	10
At constant exchange rates	9

Total sales at Burberry in the first quarter increased by 9% at constant exchange rates. Burberry has agreed to acquire its Taiwan distributors, who operate 12 retail stores and concessions across Taiwan, for approximately £9m.

Retail sales increased by 9%, driven by contributions from newly opened and refurbished stores and marginal gains at existing stores. Burberry continues to anticipate broadly flat first half wholesale sales, excluding the impact of the Taiwan acquisition. Wholesale revenue in the first quarter increased by 5%. Total licensing revenues increased 26% at constant exchange rates, reflecting increased royalties from global product licensees, led by fragrance.

GUS today announces that the demerger of its remaining 66% stake in Burberry is expected to take place in December 2005 after the release of Burberry's Interim Results.

Future announcements

GUS will announce its Interim Results for the six months to 30 September 2005 on 17 November 2005. The First Half Trading Update will be on 12 October 2005. All financial statements presented by GUS are now prepared under International Financial Reporting Standards.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

GUS announcements are available on its website, www.gusplc.com. There will be a conference call to discuss this update at 3pm today, with a recording available later on the GUS website.

Exemption no
82 5017

GUS

Ref: PGC/blannt210705

21 July 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

SEC MAIL RECEIVED PROCESSING
JUL 2 8 2005
WASH. DC 198

Dear Sir

Block Listing Returns

I attach ten Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter (for information only) is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 618091

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 21 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 20.11.04 to 19.05.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	182,348 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	70,393 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	111,955 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 812868

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 24 MAY 2004 RE 225,000 SHARES))
3.	Period of return:	From 24.11.04 to 23.05.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	225,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	225,000 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0870 836 4064

Address:
THE WORKS
5 UNION STREET
MANCHESTER
M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No:	600896

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 7 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 07.01.05 to 06.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	39,843 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	39,843 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 464924

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 8 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 08.01.05 to 07.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 108113

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 9 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 09.01.05 to 08.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 498737

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 12 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 12.01.05 to 11.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 133927

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 13 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 13.01.05 to 12.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 980980

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 14 JULY 2004 RE 200,000 SHARES))
3.	Period of return:	From 14.01.05 to 13.07.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	200,000 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	200,000 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 233628

Please ensure the entries on this return are typed

1.	*Name of company*	GUS plc
2.	*Name of scheme*	GUS plc (NORTH AMERICA QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (LISTING ON 4 DECEMBER 2003 RE 261,011 SHARES))
3.	Period of return:	From 05.12.04 to 04.06.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	111,987 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	99,203 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	12,784 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

AVS No: 000730

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (NORTH AMERICA QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (LISTING ON 5 DECEMBER 2003 RE 261,096 SHARES))
3.	Period of return:	From 06.12.04 to 05.06.05
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	261,096 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	0 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	261,096 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,018,203,168 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: